Exhibit 99.1

DEBT CONVERSION AGREEMENT

This Debt Conversion Agreement (the “Agreement”) is entered into effective as of as of June 30, 2020 by and between CIMB Limited (“Investor”), a Hong Kong corporation, and Integrated Media Technology Limited, an Australia corporation (the “Company”)

WHEREAS, Investor has loaned certain funds to a subsidiary of the Company under the Revolving Loan Agreement dated August 1, 2019 (the “Loan Agreement”), as extended on December 31, 2019;

WHEREAS, the Company and Investor desire to convert a total of HK$22,035,000 or equivalent to US$2,825,000 (the “Debt”) into ordinary shares of the Company of which HK$16,380,000 or equivalent to US$2,100,000 will be in this Debt Conversion Agreement and HK$5,655,000 or equivalent to US$725,000 will be in a form of a Convertible Note executed on the date hereof;

WHEREAS, upon completion of such conversion of Debt, an amount of HK$596,214 will remain due and payable under the Loan Agreement as of June 30, 2020; and

WHEREAS, the Company’s ordinary shares trade on the Nasdaq Capital Market in the United States.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Investor and the Company agree as follows:

1. Conversion to Ordinary Shares. Effective as of June 30, 2020, HK$16,380,000 or equivalent to US$2,100,000 of the Debt shall be converted into ordinary shares of the Company at a price per share of US$3.00 for a total of 700,000 ordinary shares (“Shares”). Upon execution of this Agreement, the Company shall instruct its transfer agent to issue a total of 700,000 ordinary shares of the Company to the Investor, and the Investor shall acknowledge the repayment of HK$16,380,000 under the Loan Agreement.

2. Investor Representations. Investor represents and warrants to the Company that:

(a) Investor acknowledges and agrees that the Shares are “restricted securities” under the US Securities Act of 1933, as amended (the “Securities Act”) and that, under the Securities Act and applicable regulations thereunder, such securities may not be resold, pledged or otherwise transferred without registration under the Securities Act or an exemption therefrom.

(b) Investor acknowledges and agrees that (i) the Shares are being offered in a transaction not subject to the registration requirements of the Securities Act, and the Shares have not been registered under the Securities Act, and (ii) such Shares may be offered, resold, pledged or otherwise transferred only in a transaction registered under the Securities Act, or meeting the requirements of Rule 144 under the Securities Act, or in accordance with another exemption from the registration requirements of the Securities Act (and based upon an opinion of counsel if the Company so requests) and in accordance with any applicable securities laws of any State of the United States or any other applicable jurisdiction.

(c) Investor acknowledges and agrees that (i) the registrar or transfer agent for the Shares will not be required to accept for registration of transfer any shares except upon presentation of evidence satisfactory to the Company that the restrictions on transfer under the Securities Act have been complied with and (ii) any Shares in the form of definitive physical certificates will bear a restrictive legend.

(d) Investor acknowledges and agrees that: (i) Investor is acquiring the Shares solely for its own account for investment purposes, and not with a view to the distribution thereof in a transaction that would violate the Securities Act or the securities laws of any State of the United States or any other applicable jurisdiction; (ii) Investor is a sophisticated investor with such knowledge and experience in business and financial matters that it is capable of evaluating the merits and risks of purchasing the Shares; (iii) Investor has reviewed the Company’s annual report on Form 20-F and other filings that the Company has made with the US Securities and Exchange Commission (www.sec.gov) and has had the opportunity to obtain from the Company such additional information as desired in order to evaluate the merits and the risks inherent in holding the Shares; (iv) Investor is able to bear the economic risk and lack of liquidity inherent in holding the Shares; and (v) Investor either has a pre-existing personal or business relationship with the Company or its officers, directors or controlling persons, or by reason of Investor’s business or financial experience, or the business or financial experience of their professional advisors who are unaffiliated with and who are not compensated by the Company, directly or indirectly, have the capacity to protect their own interests in connection with the purchase of the Shares.

(e) Investor is incorporated and headquartered in Hong Kong and is acquiring the Shares outside the United States in an “offshore transaction” in reliance on Regulation Sunder the Securities Act.

3. Miscellaneous.

(a) This Agreement shall be construed and enforced in accordance with the laws of the South Australia.

(b) This Agreement constitutes the entire agreement between the parties and supersedes all prior oral or written negotiations and agreements between the parties with respect to the subject matter hereof. No modification, variation or amendment of this Agreement (including any exhibit hereto) shall be effective unless made in writing and signed by both parties.

(c) Each party to this Agreement hereby represents and warrants to the other party that it has had an opportunity to seek the advice of its own independent legal counsel with respect to the provisions of this Agreement and that its decision to execute this Agreement is not based on any reliance upon the advice of any other party or its legal counsel. Each party represents and warrants to the other party that in executing this Agreement such party has completely read this Agreement and that such party understands the terms of this Agreement and its significance. This Agreement shall be construed neutrally, without regard to the party responsible for its preparation.

(d) Each party to this Agreement hereby represents and warrants to the other party that (i) the execution, performance and delivery of this Agreement has been authorized by all necessary action by such party; (ii) the representative executing this Agreement on behalf of such party has been granted all necessary power and authority to act on behalf of such party with respect to the execution, performance and delivery of this Agreement; and (iii) the representative executing this Agreement on behalf of such party is of legal age and capacity to enter into agreements which are fully binding and enforceable against such party.

(e) This Agreement may be executed in any number of counterparts and may be delivered by facsimile transmission, all of which taken together shall constitute a single instrument.

IN WITNESS WHEREOF this Agreement has been executed on the day and year first above written.

SIGNED by for and on behalf of Integrated Media Technology Limited in the presence of:	) ) ) /s/ Con Unerkov )

SIGNED by for and on behalf of CIMB Limited in the presence of:	) ) ) /s/ Kwok Yuen Wei )